Exhibit (a)(9)
SunGard Capital Corp. And SunGard Capital Corp. II
Management Performance-Based Restricted stock Unit Agreement
Amendment Dated                     , 2009
          This Amendment to the Management Performance-Based Restricted Stock Unit Agreement (this “Amendment”) is entered into by and between SunGard Capital Corp., a Delaware corporation (the “Company”), SunGard Capital Corp. II, a Delaware corporation (together with the Company, the “Companies”), and the undersigned (the “Grantee”), on                     , 2009.
          WHEREAS, the Company maintains the SunGard 2005 Management Incentive Plan, as amended (the “Plan”), for the benefit of its and its affiliates’ eligible employees, non-employee directors, and consultants and advisors who perform services for the Company or its affiliates;
          WHEREAS, the Companies and the Grantee entered into the Management Performance-Based Restricted Stock Unit Agreement under the Plan (the “Agreement”), pursuant to which the Companies granted the Grantee Restricted Stock Units for the number of Units (as defined in the Plan) stated therein, dated                     , 200___ (the “Stock Units”);
          WHEREAS, Section 9 of the Plan provides that the Administrator (as defined in the Plan) may at any time amend the Stock Units for any purpose which may at the time be permitted by law; provided, that, the Administrator may not, without the Grantee’s consent, alter the terms of the Stock Units so as to affect adversely the Grantee’s rights under the Stock Units;
          WHEREAS, pursuant to the Offer to Amend Certain Outstanding Performance-Based Stock Options and Restricted Stock Units, dated August 13, 2009, the Grantee tendered the Stock Units to be amended as set forth herein; and
          WHEREAS, this Amendment applies to the Stock Units that were not vested as of December 31, 2008. This Amendment does not affect the portion of the Stock Units that vested on or before December 31, 2008.
          NOW, THEREFORE, in consideration of the above recitals and the promises set forth in the Plan, the Agreement and this Amendment, the parties agree as follows:
1.	Section 2(h) is hereby amended to add the following new paragraph to the end:
     “Notwithstanding the foregoing, with respect to the Grantee’s termination of Employment described in Section 4(a) during the 2009 or 2010 calendar year, “Vest on a Pro Rata Basis” means that the Grantee’s Stock Units shall continue to be earned through the end of the Year of Termination (but not thereafter), provided that only a portion of the Stock Units subject to this Restricted Stock Unit Agreement that otherwise would have been earned at the end of such year shall be earned as of the end of the calendar year, such portion being determined by multiplying (i) the number of Stock Units that otherwise would have been earned at the end of such calendar year based upon attainment of pre-determined performance goals, by (ii) (A) the number of days in which the Grantee was employed by Employer during the Year of Termination divided by (B) 365 (rounded to the nearest whole number of Stock Units); and the Stock Units that are earned for the Year of Termination as described in this paragraph shall vest as of the last day of the Year of Termination pursuant to Section 4(a); and”
2.	The last paragraph in Section 3 is hereby amended in its entirety to read as follows:

“As used herein with respect to the Stock Units, the Stock Units shall be earned based on performance and shall vest based on Section 4 below, and the term “vest” means that the restrictions on the right to receive payment pursuant to the Stock Units lapse in whole or in specified part.”

3.	Sections 4 and 5 are hereby amended in their entirety to read as follows:
     “4. Vesting of Stock Units. The Stock Units shall be subject to forfeiture until the Stock Units vest. The Stock Units shall vest, in accordance with Schedule A, based on the Grantee’s continued Employment; provided, however, that:
(a)	if the Grantee’s Employment terminates as a result of (i) termination of the Grantee by Employer without Cause or (ii) the Grantee’s Disability or death, then the Stock Units shall Vest on a Pro Rata Basis, and any unvested Stock Units that were earned for the 2009 or 2010 calendar year shall become fully vested as of the Date of Termination;

(b)	if the Grantee’s Employment terminates as a result of resignation or retirement by the Grantee, then the Stock Units shall be deemed to have stopped vesting as of the beginning of the year containing the Date of Termination of the Grantee’s Employment; provided, however, that for the 2009 or 2010 calendar year, Stock Units that were earned in 2009 or 2010 shall be deemed to have stopped vesting as of the Date of Termination of the Grantee’s Employment and no Stock Units shall be earned for the calendar year in which the Date of Termination occurs;

(c)	if the Grantee’s Employment terminates as a result of termination by Employer for Cause, then the Stock Units will be immediately forfeited by the Grantee and terminate as of the Date of Termination; and

(d)	upon a Change of Control during the Performance Period, the Compensation Committee of the Board and the CEO will determine in mutual consultation the effect of such Change of Control on the Stock Units, which shall be treated in a manner they jointly consider equitable under the circumstances; provided that in the event of a Change of Control after the 2009 or 2010 calendar year, any Stock Units that were earned with respect to the 2009 or 2010 calendar year and that have not yet vested shall vest in full upon the Change of Control.

5.	Payment of Stock Units.

(a)	The Grantee’s vested Stock Units that vest on or prior to December 31, 2008 shall be paid in Shares upon the first to occur of (i) a Change of Control that meets the requirements of a “change in control event” under Section 409A of the Code, (ii) the Grantee’s separation from service without Cause, or (iii) the date that is five years after the Date of Grant. If a Change of Control occurs before the Stock Units are fully vested, any Stock Units that subsequently vest shall be paid upon the first to occur of (i) the Grantee’s separation from service without Cause or (ii) the date that is five years after the Date of Grant.

(b)	The Grantee’s vested Stock Units that vest after December 31, 2008 shall be paid in Shares upon the first to occur of (i) a Change of Control that meets the requirements of a “change in control event” under Section 409A of the Code, (ii) the Grantee’s separation from service without Cause, or (iii) the date that is ten years after the Date of Grant. If a Change of Control occurs before the Stock Units are fully vested, any Stock Units that subsequently vest shall be paid upon the first to occur of (i) the Grantee’s separation from service without Cause or (ii) the date that is ten years after the Date of Grant.

(c)	Notwithstanding the foregoing in this Section 5, a distribution of Shares under this Agreement upon separation from service shall only be made upon the Grantee’s “separation from service” within the meaning of Section 409A of the Code. When the vested Stock Units become payable, the Companies will issue to the Grantee Shares representing the Units underlying the vested Stock Units, subject to satisfaction of the Grantee’s tax withholding obligations as described below, within 30 days after the payment event.”
4.	Schedule A to the Agreement is hereby amended by adding the following new paragraphs to the end:

“2009 and 2010 Performance Goals:

1. Notwithstanding the foregoing, the foregoing Base Case performance goals shall be amended with respect to the 2009 or 2010 calendar years. As amended, with respect to each of the 2009 and 2010 calendar years, the Stock Units shall be earned to the extent that the Amended Base Case (defined below) for each such calendar year is achieved during such period as follows and the Stock Units that are earned for such calendar year shall vest in accordance with the vesting schedule set forth in paragraph 2 below:
     (a) If Actual Internal EBITA for such calendar year is less than or equal to 95% of the Amended Base Case for that year, no Stock Units will be earned at the end of that year;

     (b) If Actual Internal EBITA for such calendar year is between 95% and 100% of the Amended Base Case for that year, the number of Stock Units that will be earned for the calendar year will be determined by interpolation at the linear rate of 1/78.32 of the Stock Units per one percentage point of Actual Internal EBITA (rounded to the nearest .0001 of a Stock Unit);
     (c) If Actual Internal EBITA for such calendar year is above 100% but not greater than 106.25% of the Amended Base Case for that year, the number of Stock Units that will be earned for the calendar year will be the sum of (i) the number of Stock Units calculated in accordance with paragraph (b) above and (ii) the number of Stock Units determined by interpolation at the linear rate of 1/249.51 of the Stock Units per one percentage point of Actual Internal EBITA in excess of 100% (rounded to the nearest .0001 of a Stock Unit);
     (d) If Actual Internal EBITA for such calendar year is greater than 106.25% of the Amended Base Case for that year, no further Stock Units shall be earned other than provided above until Actual Internal EBITA for such calendar year is equal to or greater than 100% of the Original Base Case (as defined below) for that year as such target appears in the Original Agreement (as defined below), at which point the Stock Units shall be earned as follows:
          (i) if Actual Internal EBITA for such calendar year is between 100% and 106.25% of the Original Base Case for that year, the number of Stock Units that will be earned for the calendar year will be the sum of (x) the number Stock Units calculated in accordance with paragraph (c) above and (y) an amount determined by interpolation at the linear rate of 1/56.25 of the Stock Units per one percentage point of Actual Internal EBITA (rounded to the nearest .0001 of a Stock Unit) between 100% and 106.25% of the Original Base Case; and
          (ii) if Actual Internal EBITA for such calendar year is equal to or greater than 106.25% of the Original Base Case for that year, the Stock Units shall be earned for 1/5 of the Units (rounded to the nearest .0001 of a Stock Unit) at the end of that year;
provided that any Units that are not earned at the end of a particular calendar year may be earned at the end of a subsequent calendar year based on the cumulative Actual Internal EBITA as a percent of the cumulative Original Base Case (using the methodology described in the Original Agreement).
For purposes of this Amendment:
     “Original Base Case” means the Base Case set forth in this Agreement before this Amendment.
     “Original Agreement” means this Agreement as in effect before this Amendment.

               “Amended Base Case” means the Actual Internal EBITA targets for the Company for the 2009 and 2010 calendar years as follows: the Company’s final consolidated budgeted EBITA, as approved by the Board or Compensation Committee and as appears in the Company’s operating budget for each of the 2009 and 2010 calendar years.
2. Twenty-five percent of the total number of Stock Units earned under paragraph 1 above for the 2009 or 2010 calendar year shall vest and be exercisable at the end of the applicable calendar year (“Initial Vesting Date”); and the remaining 75% of the total number of Stock Units earned for the calendar year shall become vested and exercisable in equal monthly installments over the 36 months following the Initial Vesting Date starting with the first monthly anniversary of the Initial Vesting Date. All vesting shall be conditioned on continued service with the Company through the applicable vesting date.”

5.	This Amendment shall apply to the Stock Units that vest after December 31, 2008. This Amendment shall not affect the Stock Units that vested on or before December 31, 2008.

6.	In all respects not amended, the Agreement is hereby ratified and confirmed.
[Signature Page Follows]

     IN WITNESS WHEREOF, the Companies and the Grantee agree to the terms of the foregoing Amendment No. 1, effective as of the date set forth above.

SunGard Capital Corp. and	SUNGARD CAPITAL CORP.
SunGard Capital Corp. II	SUNGARD CAPITAL CORP. II

By:

Grantee

Name